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                  [Letterhead of Gibson, Dunn & Crutcher LLP]

                                April 27, 1999

(213) 229-7945                                                     C 42208-00114

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re: The IT Group, Inc. -- Withdrawal of Registration Statement on Form S-4 (Registration No. 333-32219)

Ladies and Gentlemen:

     On behalf of our client, The IT Group, Inc., a Delaware corporation formerly named International Technology Corporation (the "Company"), we hereby file this application for withdrawal of the Company's Registration Statement on Form S-4, Registration No. 333-32219 (the "Registration Statement"), initially filed July 28, 1997, and amended October 30, 1997, with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Company desires to withdraw the Registration Statement because it no longer fits with the Company's current business strategy.

     If you have any comments or questions regarding the Registration Statement, please feel free to contact me at the address and phone number listed above.

                              Very truly yours,

                              /s/ Kevin F. Mabrey

                              Kevin F. Mabrey

KFM/kfm